SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNOUNCEMENT OF TRANSACTION WITH RELATED PARTY

CENTRAIS ELÉTRICAS BRASILEIRAS S/A
CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9
PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) in compliance with Annex 30-XXXIII of CVM Instruction No. 552, dated October 9, 2014, hereby informs its shareholders and the market in general of the following related party transaction, realized on September 20, 2019:

Related Party Names	Centrais Elétricas Brasileiras S.A. (“Eletrobras”) and Petróleo Brasileiro S.A. (“Petrobras”).
Issuer Relationships	Both companies ha the same shareholding controller, The Federal Government.
Date of the transaction	September 20, 2019
Object of the Agreement

Pursuant to the related Party Transactions announcement, issued on April 16, 2019, we hereby announce the execution of amendments to the Debt Assumption Instruments and Other Covenants (IADs), referring to the debts confessed in 2014 and 2018 by the Eletrobras System, as well as the celebration of two autonomous IADs, between Eletrobras (Debtor) and Petrobras (Creditor), as follows:

a.    The Addendum to “IAD 2018-2” to: (i) adapt the early maturity clause to the industry standard clause replacing the obligation to present real warraties; and (ii) segregate the portion of the 2014 Amazonas Distribuidora de Energia S.A. Debt Confession Instrument (ICD) related to the supply of oil (AmE Oil), in the amount of R$ 739 million, to incorporate it into “IAD 2014 AmE Oil”.

b.    Amendments to “IADs 2014” (AmE Gas 2014, AmE Oil 2014, Boa Vista 2014, Ceron 2014 and Eletroacre 2014) to: (i) adapt the guarantee and early maturity clauses to the market standard clause to replace the obligation to submit real guarantees; and (ii) segregate part of the AmE Gás 2014 and AmE Oil 2014 additives values into two autonomous instruments.

Main Terms and Conditions

     i.        Replacement, in the IADs, of the guarantees provided by Eletrobras for early maturity clauses similar to those already assumed by Eletrobras in other recent fundraising agreements, that is, aligned with those practiced in the market, in order to protect the rights of the creditor in the event of default by the debtor of the principal obligations;

    ii.        Redistribution of confessed debts in 2014 to 7 (seven) IADs to comply with the creditor's request to facilitate the assignment of credit rights to a third party;

   iii.        Information on amounts payable to Petrobras is presented in the 2018 Standardized Financial Statements and the second quarter financial information of 2019.

   iv.        Consolidated view of the instruments entered into:

	Instrument	Original Debt confessed on	Type of Instrument
	IAD AmE 2014 Gás (1)	2014	Addendum
	IAD AmE 2014 Gás (2)	2014	Autonomous
	IAD AmE 2014 Oil (1)	2014	Addendum
	IAD AmE 2014 Oil (2)	2014	Autonomous
	IAD Boa Vista	2014	Addendum
	IAD Ceron	2014	Addendum
	IAD Eletroacre	2014	Addendum
	IAD 2018-2	2018	Addendum
	v. Interest rates charged: IADs 2014: 100% of the Selic Rate; IAD 2018-2: 124.75% of CDI. It is noteworthy that the rates were not subject to change of the Addendums.
Detailed justification of the reasons why the Company's management considers that the transaction complied with commutative conditions or provides for adequate compensatory payment.

The conclusion of the amendments to IADs 2014 and IAD 2018-2 aims to make the clauses of these instruments, especially regarding the guarantee and early maturity clauses, in line with the clauses that the market accepts to assume the credit risk of Eletrobras. Thus, the obligations of Eletrobras, arising from the IADs signed, will not be guaranteed by any type of real or personal guarantee.

It is also noteworthy that the negotiation of the additives was conducted with due regard for transparency and impartiality and was conducted without conflict of interest and in compliance with market conditions.

Possible participation of the counterparty, its partners or managers in the decision process of the issuer's subsidiary regarding the transaction or negotiation of the transaction as representatives of the Company, describing these interests.

	N/A

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.